Detica

17 January 2008

Detica Group plc (DCA.L) ("Detica" or "the Group"), the information intelligence specialist, is pleased to note the following contract win announcement.

HSBC adds *Detica NetReveal®* Solution to retail banking fraud prevention portfolio

**** Pioneering approach to fraud detection and investigation ****

LONDON, 17 JANUARY 2008: Detica Group plc, the information intelligence specialist, today announced that HSBC Bank Plc is adding *Detica NetReveal®* to its portfolio of retail banking fraud prevention measures.

The *Detica NetReveal®* solution for Retail Banking, chosen by HSBC, enables banks to reduce their exposure to fraud by applying Detica's unique social network analysis and scoring technology. By identifying behavioural connections between accounts and customers not apparent to traditional systems, and taking an innovative approach to assessing overall risk, the *Detica NetReveal®* solution can detect a wider range of fraud not found using traditional scoring methods.

Brendan Pickering, Head of Group Fraud Technology at HSBC, says: "Our decision to purchase *Detica NetReveal®* was based on the significant return we achieved very rapidly from a pilot study. We are delighted to be working with Detica, a company with a strong background in innovative information intelligence solutions".

Andy Cobb, Director of Business Development at Detica, says: "We are delighted that HSBC, one of the world's leading global banks, has chosen our solution. We believe this supports our view that *Detica NetReveal®* is fast becoming the benchmark for combating organised fraud in the Retail Financial Services industry".

- Ends -

For further information please contact:

Detica Group plc 01483 816 000
Dr Tom Black, Chief Executive
Mandy Gradden, Finance Director

FD 020 7831 3113
Edward Bridges
Matt Dixon
Erwan Gouraud

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Notes to editors

About Detica
Detica is a specialist business and technology consultancy focused on turning complex information into relevant and actionable intelligence. In a climate of explosive growth in data volume, many of our clients see this as one of their greatest challenges.

Our specialism is in the information-intensive areas of security, fraud containment, risk management, regulatory compliance and customer management. In these sectors we deliver a broad range of services including strategy formulation, people and process change, and the delivery and support of technology solutions.

From its inception in the national security arena to the Detica of today, with offices in the UK, continental Europe and the United States, the company offers in-depth experience and domain expertise in the government, financial services and telecoms marketplaces as well as global financial markets and Homeland Security in the US. Our knowledge of these selected industries allows us to understand client needs and issues more clearly, and to deliver greater business value to our customers.

Detica's commercial clients include RBS, Barclays, Reuters, UBS, Sony, Microsoft, Sky, BT and Vodafone. Government clients include Home Office, Department for Transport and Ministry of Defence. We have offices in London, Guildford, Cheltenham, Geneva, Amsterdam, Chicago, New York, Columbia MD and Washington DC.

Detica and Detica Limited product names are registered trademarks or trademarks of Detica Limited in the UK and in other countries. Other brand and product names are registered trademarks or trademarks of their respective companies. Detica Limited is registered in England under number 1337451 and has its registered office at Surrey Research Park, Guildford, England, GU2 7YP.

For further information please visit www.detica.com.

Detica NetReveal® is a registered trademark in the United Kingdom and the European Community and is a pending trade mark application in the USPTO.

File no: 82-35012

2008 JAN 23 A 10:15

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 January 2008

6. Date on which issuer notified:

18 January 2008

7. Threshold(s) that is/are crossed or reached:

Exceeded 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB 0031539561	7,349,935	7,349,935

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	8,950,770	4,518,330	4,432,440	3.900%	3.826%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,950,770	7,727%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

....

END